                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           YANKEE ENERGY SYSTEM, INC.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    984779108
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No. 984779108           13G                 Page 2 of 5 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     College Retirement Equities Fund
     I.R.S. #13-6022-042


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (  )
                                                       (b) (  )

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER             508,700

     6.   SHARED VOTING POWER           None

     7.   SOLE DISPOSITIVE POWER        508,700

     8.   SHARED DISPOSITIVE POWER      None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    508,700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                           (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    4.91%

12.  TYPE OF REPORTING PERSON*

                    IV


              * SEE INSTRUCTION BEFORE FILLING OUT!

                                             Page 3 of 5 Pages


Item 1(a).     NAME OF ISSUER:

               Yankee Energy System, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               599 Research Parkway
               Meriden, CT  06450-1030

Item 2(a).     NAME OF PERSON FILING:

                        College Retirement Equities Fund

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               730 Third Avenue
               New York, N.Y.  10017

Item 2(c).     CITIZENSHIP:

               Incorporated in the State of New York

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e).     CUSIP NUMBER:  984779108


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

(a)  ( )  Broker or dealer registered under Section 15 of the Act,
(b)  ( )  Bank as defined in Section 3(a)(6) of the Act,
(c)  ( )  Insurance Company as defined in Section 3(a)(19) of the
          Act,
(d) (x) Investment Company registered under Section 8 of the Investment Company Act,
(e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g) ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
(h)  ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                             Page 4 of 5 Pages


Item 4.   OWNERSHIP.

(a)  Amount Beneficially Owned:  508,700

(b)  Percent of Class:  4.91%

(c)  Number of shares as to which such person has

(i)  sole power to vote or direct the vote:  508,700

(ii) shared power to vote or to direct the vote:  None

(iii) sole power to dispose or to direct
      the disposition of:  508,700

(iv) shared power to dispose or to direct the disposition: None


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.


          Not Applicable


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not Applicable

                                             Page 5 of 5 Pages


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP:    Not Applicable


Item 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 1996

                              COLLEGE RETIREMENT EQUITIES FUND



                              By:  /s/ Diane Axelrod
                                   -------------------------------
                                   Diane Axelrod,
                                   Vice President